

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 11, 2021

Eric Scheyer
Chief Executive Officer
Star Peak Corp II
1603 Orrington Avenue, 13th Floor
Evanston, IL 60201

> **Re: Star Peak Corp II**
> **Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-256161**

Dear Mr. Scheyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Forward-looking Statements; Market, Ranking and Other Industry Data, page 21

1. Please amend your filing to provide sources for the industry data cited therein. For example, please provide source information for your statement that 67% of consumers are open to changing their eating habits that harm the environment, 39% of Americans are actively trying to incorporate more plant-based foods into their diets, and more than 50% of Americans are willing to reduce their meat intake, and your statement that Benson Hill's addressable market is estimated at more than $140 billion in the plant-based meat segment by 2029 and $5 trillion in the broader agri-food industry.

Eric Scheyer
Star Peak Corp II
June 11, 2021
Page 2

<u>Risk Factors, page 27</u>

2. Please clarify the meaning of non-transgenic gene-edited agricultural products.

3. Please disclose the material risks to unaffiliated investors presented by taking the
    company public through a merger rather than an underwritten offering. These risks could
    include the absence of due diligence conducted by an underwriter that would be subject to
    liability for any material misstatements or omissions in a registration statement.

<u>The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic
conditions adversely impact our business, page 33</u>

4. Please revise this risk factor and your disclosure under Management's Discussion and
    Analysis of Financial Condition and Results of Operations to discuss any material impact
    COVID-19 has had on Benson Hill's results of operations and financial condition or
    advise.

<u>The future exercise of registration rights may adversely affect the market price of New Benson
Hill Common Stock, page 50</u>

5. Please disclose the number of shares that will be subject to registration rights under the
    Investor Rights Agreement.

<u>There is no guarantee that a STPC public stockholder's decision whether to redeem their shares
for a pro rata portion..., page 58</u>

6. Revise your disclosure to show the potential impact of redemptions on the per share value
    of the shares owned by non-redeeming shareholders by including a sensitivity analysis
    showing a range of redemption scenarios, including minimum, maximum and interim
    redemption levels.

7. Please revise to disclose all possible sources and extent of dilution that shareholders who
    elect not to redeem their shares may experience in connection with the business
    combination. Provide disclosure of the impact of each significant source of dilution,
    including the amount of equity held by founders, and convertible securities, including
    warrants retained by redeeming shareholders, at each of the redemption levels detailed in
    your sensitivity analysis, including any needed assumptions.

8. Quantify the value of warrants, based on recent trading prices, that may be retained by
    redeeming stockholders assuming maximum redemptions and identify any material
    resulting risks.

9. It appears that underwriting fees remain constant and are not adjusted based on
    redemptions. Revise your disclosure to disclose the effective underwriting fee on a
    percentage basis for shares at each redemption level presented in your sensitivity analysis
    related to dilution.

10.   We note that Goldman Sachs and Credit Suisse performed additional services after the initial public offering and part of the initial public offering underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Goldman Sachs and Credit Suisse that are contingent on completion of the business combination.

Unaudited Pro Forma Combined Financial Information, page 60

11.   We note that you present two pro forma scenarios, depicting a range of possibilities between no redemption and redemption of 40,250,000 Class A shares in exchange for $402.5 million, which you describe as the maximum redemption scenario. Tell us the extent to which you have received indications from shareholders regarding their intentions to redeem or retain their shares that would make any scenario within this range more likely to occur; and if you have formulated an expectation based on such indications or other information, describe that process and your consideration to providing an additional corresponding pro forma scenario.

12.   Please modify your pro forma presentation such that it is apparent that certain transaction adjustments listed under the column heading, No Redemption Scenario are also applicable to the Maximum Redemption Scenario. In this regard, we note Transaction Adjustments (c) through (h) are listed under the title, No Redemption Scenario Transaction Adjustments on page 65; however, all but Transaction adjustment (g) are applicable to Maximum Redemption Scenario as well.

13.   We note in Transaction Adjustment (g) you reclassify the STPC Warrants, valued at $14.2 million to Additional paid in capital. Please disclose why you have reclassified this liability amount to equity and what the remaining warrant liability in the amount of $12.3 represents.

14.   We note in connection with the merger you will enter into an earn out arrangement under which shares will be placed in escrow and may be released to certain pre-closing Benson Hill equity holders and the Sponsor upon achieving certain market share price milestones within a three year period. In addition, we note earn out awards with a value equivalent to 2,037,320 shares of New Benson Hill common stock will be granted under a new incentive plan to certain holders of Benson Hill options. Please expand your pro forma financial information to explain your planned accounting treatment for these arrangements.

Information About Benson Hill, page 88

15.   Please discuss in greater detail your investment in the Vero Beach, Florida facility scheduled to be completed by the end of 2021, including whether you have entered into any agreement related to such investment.

Intellectual Property, page 97

16.   Please disclose when your patents expire. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

Regulation of Plant Biotechnology Products, page 99

17.   Please revise to clarify whether your plant biotechnology products are exempt from regulation under the Plant Protection Act.

Our Compensation Program, page 100

18.   Please revise to disclose the specific financial and operating performance metrics used to determine the performance-based compensation and payouts under Benson Hill's Annual Incentive Plan during its most recently completed fiscal year. Refer to Item 402(b) of Regulation S-K.

Results of Operations by Segment
Segment Profit, page 111

19.   Please revise your reconciliation of Adjusted EBITDA to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Security Ownership of Certain Beneficial Owners and Management of New Benson Hill, page 121

20.   Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by GV, iSelect Fund Management, LLC, Argonautic Ventures Master SPC, Prelude Fun, LP, S2G Ventures and Mercury. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act of 1934.

The Merger
Unaudited Prospective Financial Information of Benson Hill, page 134

21.   Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

22.   Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections, including your growth assumptions. For example, please quantify the assumptions underlying your revenue growth, including

revenue growth by segment and acreage, as well as your expenses, if material. In addition, please address whether the projections assume the business combination is completed.

23.   We also note your disclosure that the prospective operational and financial information reflects assumptions as to certain business decisions that are subject to change. If material, please identify such business decisions and quantify the effects associated with such decisions.

Certain Financial Analysis, page 135

24.   We note your disclosure that Barclays sent, via email to STPC, their initial list of public comparable companies to Benson Hill. Please disclose in more specific detail the methodology and criteria used to select the companies in the comparable public companies analysis and disclose the underlying data reflected in the tabular disclosure. If any companies that fit the criteria were excluded, please discuss the reason such companies were excluded. In addition, please revise to clarify who prepared the comparable company analysis.

Background of the Merger, page 139

25.   We note your disclosure that during its search process, STPC initiated contact with more than 159 potential targets and met with approximately 40 management teams of such potential targets, 77 investors and shareholders of potential targets and approximately 13 investment banks or advisors. Please revise your disclosure to provide additional detail regarding the search process, including whether STPC entered into any substantive discussions or sought indications of interest from any potential target other than Benson Hill, or entered into a nondisclosure agreement with any other potential target, and the timing and progress of such discussions. In addition, disclose why STPC determined not to pursue a transaction with any such other potential targets.

26.   Please substantially revise your disclosure throughout this section to provide details regarding the specific issues discussed between each party identified and the key negotiated terms of the proposed business combination with Benson Hill. For example, please discuss what prompted discussions between STPC and Sanjeev Krishnam of s2g Ventures, Eric O'Brien of Fall Line, David Krane of GV and Mark Cupta of Prelude Ventures, and their role in the negotiations. Please also clarify how the parties determined the type and amount of consideration and related terms, including the initial terms included in the initial preliminary term sheet sent to Benson Hill on February 22, 202 and the reasons for any revisions in the executed term sheet on February 24, 2021 and in the amended and restated preliminary term sheet executed on March 19, 2021 and April 23, 2021.

27.   Please discuss any material executive summary that was provided by third party advisors and discussed between March 23, 2021 and March 24, 2021 by the STPC board members and management.

28.   Please elaborate on the role of Goldman Sachs and Credit Suisse Securities. In that regard, we note your disclosure that between February 18, 2021 and February 22, 2021, STPC had various calls with its board members, advisors (Goldman Sachs and Credit Suisse) and consultants to discuss the letter of intent, Benson Hill's business, the public comparable companies provided by Barclays and valuation.

29.   We note that your amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

30.   Please disclose who selected potential PIPE investors, and disclose any relationships between the PIPE investors and STPC, the sponsor, the target and its affiliates, and the placement agents. In addition, disclose how the terms of the PIPE transaction was determined.

Recommendation of the STPC Board of Directors and Reasons for the Merger, page 146

31.   You disclose that in evaluating and recommending the merger, the STPC board considered that the STPC stockholders would have a substantial economic interest in the combined company. Please revise to quantify such interest.

32.   We note your references in this section to Benson's Hill's strong growth prospects, highly attractive growth profile, recent growth in certain key financial metrics (including certain operational metrics), and that the board noted that Benson Hill was well-positioned in its industry for strong future growth. If material to the STPC board's reasons for the merger, provide more detail regarding these items considered by the board.

33.   Disclose whether and how the STPC board considered the amount and form of merger consideration in recommending the transaction. If the board did not take this factor into account in recommending the transaction, disclose its rationale.

Interests of STPC Directors and Executive Officers in the Merger, page 149

34.   We note your disclosure on page 85 that your sponsor or an affiliate of your sponsor, or certain of your officers and directors may, but are not obligated to, make working capital loans to you, and if you complete a business combination, you would repay the working capital loans out of the proceeds of the trust account released to you. Please disclose the amount of any such loans outstanding.

35.   Please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders of STPC experience a negative rate of return on the post-business combination entity.

Satisfaction of 80% Test, page 149

36.   We note your disclosure on page 40 that the fair market value of Benson Hill has been determined by STPC's board of directors based upon standards generally accepted by the

financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Please revise to clarify how the STPC board of directors determined the fair market value of Benson Hill.

Other Agreements

Support Agreements, page 170

37.   We note your disclosure that concurrent with the execution of the merger agreement, certain holders representing approximately 67% of the outstanding shares of Existing Benson Hill Common Stock and Benson Hill Preferred Stock (determined on an as-converted basis) entered into support agreements with STPC. Please confirm, if true, that the support agreements were entered into only by executive officers, directors, affiliates, founders and holders of 5% or more of Benson Hill's voting equity securities, and that Benson Hill is soliciting consents from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 239.13.   In addition, revise to disclose the percentage of the outstanding shares entitled to vote that are held by directors and executive officers of Benson Hill. Refer to Item 3(h) of Form S-4.

Material U.S. Federal Income Tax Consequences, page 186

38.   Please amend the disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger and related transactions are not taxable to shareholders, please file a tax opinion with your registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Comparison of Stockholders' Rights, page 206

39.   We note your disclosure on page 57 and in Article XI of New Benson Hill's second amended and restated certificate of incorporation that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. However, such disclosure is not consistent with your disclosure here and on page 213. Please revise.

Financial Statements, page F-1

40.   Please update the historical and pro forma financial statements included in your registration statement in accordance with Rule 3-12 and Article 11 of Regulation S-X.

Exhibits

41.   Please tell us what consideration you have given to filing the Loyalty Agreement with Messrs. Crisp and Wilkins and the offer letter with Mr. Wilkins as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. In addition, we note your disclosure on page 129 that you expect to finalize employment agreements with New Benson Hill's Chief Executive Officer, Chief Financial Officer and Chief Technical Officer prior to, and effective upon, the closing of the merger. Please file such agreements as exhibits to your filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Bryan D Flannery